Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, OR 97035

February 10, 2025

Gary Newberry

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Newberry, Vanessa Robertson, Daniel Crawford and Laura Crotty

Re:	Functional Brands Inc. Amendment No. 2 to Registration Statement on Form S-1
Filed February 10, 2025
File No. 333-284180

Ladies and Gentlemen:

By letter dated February 10, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Functional Brands Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed February 10, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-1 filed February 10, 2025

Report of Independent Registered Public Accounting Firm, page F-30

1. We note the changes to the audit report in response to our prior comment 2. Please provide an audit report that conforms to the requirements of AS 3110.05. In this regard, AS 3110.05 does not allow dual dating for events occurring prior to the date of the original audit report, which was October 24, 2024 as provided in your Form S-1 filed January 8, 2025.

Response: The report has been revised to address the Staff’s comment.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Eric Gripentrog
Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035